SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1998; or

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 for the transition period from _______ to _______


Commission file number 001-08045
                       ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          GenRad Choice Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    GenRad, Inc.
                             7 Technology Park Drive
                               Westford, MA 01886


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Required Information

In accordance with General Instruction A to Form 11-K, the plan will file an amendment to this Form 11-K within 180 days after the plan's fiscal year ended December 31, 1998 to include its financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent accountant on a full scope basis.

Exhibits

None.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  GENRAD CHOICE INVESTMENT PLAN

                                                  By:  GenRad, Inc.



Date      March 26, 1999                      By:  /s/ Walter A. Shephard
     -------------------                         ------------------------
                                                 Name:  Walter A. Shephard
                                                 Title: Chief Financial Officer